Exhibit 14

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

          This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of DiamondCluster International. All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the firm’s agents and representatives, including directors and outside consultants. All references to employees in This Code of Business Conduct and Ethics includes all employees, partners and officers of the firm.

          If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should contact the firm’s Chief People Officer or its General Counsel. Those who violate the standards in this Code will be subject to disciplinary action which may include dismissal from the firm. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 15 of this Code.

1.     Compliance with Laws, Rules and Regulations

          Obeying the law, both in letter and in spirit, is the foundation on which DiamondCluster’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

          DiamondCluster provides all necessary information to you to promote compliance with laws, rules and regulations, including insider-trading laws.

2.     Conflicts of Interest

          A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the firm. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the firm. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

          It is almost always a conflict of interest for a DiamondCluster employee to work (other than in his or her capacity as a DiamondCluster employee) simultaneously for a competitor, client or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect outside business connection with our clients, suppliers or competitors, except on our behalf in the normal course of business.

          Conflicts of interest are prohibited as a matter of firm policy. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with DiamondCluster’s Chief People Officer or General Counsel. Any employee or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, or partner or consult the procedures described in Section 14 of this Code.

3.     Insider Trading

          Employees, directors and outside consultants who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about DiamondCluster or its clients should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the firm’s General Counsel.

4.     Corporate Opportunities

          Employees, and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with DiamondCluster directly or indirectly. Employees, and directors owe a duty to the firm to advance its legitimate interests when the opportunity to do so arises.

5.     Competition and Fair Dealing; Gifts

          We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with DiamondCluster’s clients, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

          The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with clients. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor or partner any gifts or proposed gifts which you are not certain are appropriate.

6.     Discrimination and Harassment

          The diversity of DiamondCluster’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7.     Health and Safety

          DiamondCluster strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

          Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.     Record-Keeping

          DiamondCluster requires honest and accurate recording and reporting of information in order to make responsible business decisions. Our employees use the firm’s time and expense reporting system to record reimbursable business expenses .These must be documented and recorded accurately. If you are not sure whether a certain expense is proper and reimbursable, ask your supervisor or partner. Rules and guidelines are available from the Accounting Department.

          All of DiamondCluster’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the firm’s transactions and must conform both to applicable legal requirements and to the firm’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

          Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the firm’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the firm’s General Counsel.

9.     Confidentiality

          Employees, directors and outside consultants must maintain the confidentiality of confidential information entrusted to them by the firm or its clients, except when disclosure is authorized by the firm’s Legal Department or required by laws or regulations. Confidential information includes all non-public information, whether written, electronic or verbal, that might be of use to competitors, or harmful to the firm or its clients, if disclosed. It also includes information that suppliers and clients have entrusted to us. The obligation to preserve confidential information continues even after employment ends. You should reference your Employment Agreement for your obligations regarding Confidentiality.

10.     Protection and Proper Use of Company Assets

          All employees should endeavor to protect DiamondCluster’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the firm’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Firm equipment should not be used for non-firm business.

          The obligation of employees to protect the firm’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and all proprietary ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate DiamondCluster policy. It could also be illegal and result in civil or even criminal penalties. You should reference your Employment Agreement for your obligations regarding protection and proper use of all firm assets.

11.     Payments to Government Personnel

          The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

          In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate DiamondCluster policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The firm’s General Counsel can provide guidance to you in this area.

12.     Waivers of the Code of Business Conduct and Ethics

          Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

13.     Reporting any Illegal or Unethical Behavior

          Employees are encouraged to talk to supervisors and partners about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the firm not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

14.     Reporting Threatened or Pending Litigation, Claims or Disputes

          When an employee becomes aware of any threatened or pending litigation, claim or dispute involving DiamondCluster or any of its subsidiaries, the employee should contact the General Counsel. Examples of reportable litigation, claims or disputes include, but are not limited to, the following: (1) a threatened or pending lawsuit to which DiamondCluster or one of its subsidiaries is a named party; (2) a client complaint or dispute involving potential liability to DiamondCluster or one of its subsidiaries which is determined by the employee’s vertical lead to be material; or (3) a dispute, complaint or threatened litigation by an employee in which DiamondCluster or any of its subsidiaries would be an adverse party. When reporting the claim or dispute, the employee should report all known information to allow for a thorough assessment and proper reporting of the claim or dispute to corporate management.

15.     Compliance Procedures

          We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor or partner. This is the basic guidance for all situations. In many cases, your supervisor or partner will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s or partner’s responsibility to help solve problems.

•	Seek help from firm resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or partner, or where you do not feel comfortable approaching your supervisor or partner with your question, discuss it the firm’s Human Resources team.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. DiamondCluster does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.